SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

ACM Research, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00108J109

(CUSIP Number)

Guangda LIU

Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

Floor 16-17, #118 Rongke Road,

Pudong District, Shanghai, People’s Republic of China 201203

+86 021 2230 2882

With copies to:

Pudong Science and Technology Investment Group Co., Ltd.

Floor 16-17, #118 Rongke Road,

Pudong District, Shanghai, People’s Republic of China 201203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00108J109	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Shanghai Science and Technology Venture Capital (Group) Co., Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,438,510 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,438,510 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,510 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Shanghai Science and Technology Venture Capital (Group) Co., Ltd (“SHSTVC”) may be deemed to beneficially own the 3,358,728 shares held by Shanghai Pudong Science and Technology Investment Group Co., Ltd. (“PDSTVC”) as a result of its rights under the Coordination Agreement (as defined in Item 6 of this Schedule 13D); however, the shares held by PDSTVC are not included in the number of shares reported as beneficially owned by SHSTVC in this Schedule 13D.

SCHEDULE 13D

CUSIP No. 00108J109	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Shanghai Pudong Science and Technology Investment Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,358,728
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,358,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,358,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of ACM Research, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices 42307 Osgood Road, Suite I, Fremont, CA 94539.

Item 2.	Identity and Background.

(a)	This Statement is filed by Shanghai Science and Technology Venture Capital (Group) Co., Ltd. (“SHSTVC”), a limited liability company established under the laws of the People’s Republic of China (“PRC”), and Shanghai Pudong Science and Technology Investment Group Co., Ltd. (“PDSTVC”), a limited liability company established under the laws of the PRC, as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D (with respect to each Reporting Person, its “Related Persons”).

(b)	The address of the principal business and/or principal office of SHSTVC is Floor 16-17, #118 Rongke Road, Pudong District, Shanghai, PRC. The address of the principal business and/or principal office of PDSTVC is Floor 16-17, #118 Rongke Road, Pudong District, Shanghai, PRC.

(c)	Each Reporting Person is primarily engaged in the business of making equity investment and providing other investment services.

(d)	During the last five years, none of the Reporting Persons, nor to the best of each Reporting Person’s knowledge, any of the Related Persons with respect to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, nor to the best of each Reporting Person’s knowledge, any of the Related Persons of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of SHSTVC and PDSTVC is organized under the laws of the PRC. Each individual listed on Schedule A is a citizen of the PRC.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Class A Common Stock reported herein as being beneficially owned by each Reporting Person were acquired by such Reporting Person pursuant to transactions consummated prior to the Company’s initial public offering (the “IPO”) and the March Stock Dividend (as defined below). Neither Reporting Person has acquired any shares of Class A Common Stock since the closing of the IPO, other than as a result of the March Stock Dividend.

The shares of Class A Common Stock beneficially owned by SHSTVC, other than those acquired pursuant to the March Stock Dividend, were acquired upon the conversion (in connection with the closing of the IPO) of shares (the “Series E Shares”) of the Company’s Series E convertible preferred stock, par value $0.0001. SHSTVC acquired the Series E Shares prior to the IPO in connection with SHSTVC’s disposition to the Company of its equity interests in ACM Research (Shanghai), Inc. (“ACM Shanghai”), an operating subsidiary of the Company (“ACM Shanghai”). The parties to such transaction valued the equity interest in ACM Shanghai at approximately $5,800,000 in connection with such transaction.

The shares of Class A Common Stock beneficially owned by PDSTVC, other than those acquired pursuant to the March Stock Dividend, were acquired by Pudong Science and Technology (Cayman) Co., Ltd. (“PST”), an indirect wholly-owned subsidiary of PDSTVC, in September 2017 in connection its disposition of its equity interests in ACM Shanghai to the Company. The parties to such transaction valued such shares of Class A Common Stock at $7.50 per share in connection with such transaction.

On March 23, 2022, the Company paid a stock dividend of two shares of Class A Common Stock for each share of outstanding Class A Common Stock (the “March Stock Dividend”) to holders of record, including the Reporting Persons, of such Class A Common Stock.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes.

Yinan Xiang, an employee of an affiliate of SHSTVC, serves on the board of directors of the Company (the “Board”). Ms. Xiang replaced Xiao Xing (a former member of the Board) who was nominated to the Board as SHSTVC’s designee pursuant to a voting agreement that is no longer in effect. At the time of such replacement SHSTVC did not have, and SHSTVC does not currently have, a contractual right to designate or nominate a director of the Company.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares of Class A Common Stock, directly or indirectly, in the open market or in private transactions on such terms and at such times as it deems appropriate, (ii) selling some or all of their beneficial or economic holdings, (iii) engaging in hedging or similar transactions with respect to the securities relating to the Company and/or (iv) otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information concerning the current amount and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person is set forth below.

(a)
	(1)	Shanghai Science and Technology Venture Capital Co., Ltd.

		Number of shares:	3,438,510
		Percentage of shares:	6.3%

	(2)	Shanghai Pudong Science and Technology Investment Group Co., Ltd.

		Number of shares:	3,358,728
		Percentage of shares:	6.1%

(b)
	(1)	Shanghai Pudong Science and Technology Investment Group Co., Ltd.

		Sole power to vote or direct the vote: 0
		Shared power to vote or direct the vote: 3,438,510
		Sole power to dispose or to direct the disposition: 0
		Shared power to dispose or direct the disposition: 3,438,510

	(2)	Shanghai Pudong Science and Technology Investment Group Co., Ltd

		Sole power to vote or direct the vote: 0
		Shared power to vote or direct the vote: 3,358,728
		Sole power to dispose or to direct the disposition: 0
		Shared power to dispose or direct the disposition: 3,358,728

Each of the Reporting Persons is a member of a “group” for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the other Reporting Person as a result of the Coordination Agreement (as defined in Item 6 below). Such group beneficially owns, in the aggregate 6,797,238 shares of Class A Common Stock, or approximately 12.39% of the outstanding shares of Class A Common Stock. SHSTVC may be deemed to beneficially own shares held by PDSTVC as a result of its rights under the Coordination Agreement; however, the shares held by PDSTVC are not included in the number of shares reported as beneficially owned by SHSTVC in this Schedule 13D. Additionally, in December 2022 SHSTVC acquired a 46% equity interest in PDSTVC. However, prior to the execution of the Coordination Agreement, SHSTVC did not have voting control in respect of the shares of Class A Common Stock held by PDSTVC.

The percentage of Class A Common Stock beneficially owned by the Reporting Persons (including the group formed by the Reporting Persons) reflects 54,852,681 shares of Class A Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023.

(c) No Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Coordination Agreement.

On May 29, 2023, the Reporting Persons entered into a Coordination Agreement (the “Coordination Agreement”). Pursuant to the Coordination Agreement, the Reporting Persons agreed not to transfer any shares of Class A Common Stock held by them without the consent of SHSTVC and to otherwise coordinate with one another in connection with any such transfers. The Reporting Persons further agreed to vote all shares of Class A Common stock held by them as of the date of the Coordination Agreement as determined by SHSTVC. As a result of the Coordination Agreement, as of May 29, 2023, the Reporting Persons became members a group with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

The foregoing description of certain material terms of the Coordination Agreement is a summary only and is qualified in its entirety by reference to the full text of the Coordination Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Coordination Agreement, dated May 29, 2023, by and between SHSTVC and PDSTVC*.

Exhibit 99.1 Joint Filing Agreement dated as of June 12, 2023 by and among the Reporting Persons.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2023

SHANGHAI SCIENCE AND TECHNOLOGY VENTURE CAPITAL CO., LTD.

By: /s/ Guangda Liu
Name: Guangda Liu
Title: Authorized Representative

SHANGHAI PUDONG SCIENCE AND TECHNOLOGY INVESTMENT GROUP CO., LTD.

By: /s/ Guangda Liu
Name: Guangda Liu
Title: Authorized Representative

Schedule A

The following sets forth the name, position, address and principal occupation of each control person, director and/or executive officer of the Reporting Persons (the "Related Persons"). To the best of the Reporting Person's knowledge, none of the Related Persons owns any shares of Class A Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Related Persons of SHSTVC

Name	Position	Address	Principal Occupation
State-owned Assets Supervision and Administration Commission of Shanghai	Shareholder	15F, 100 Dagu Rd., Huangpu District, Shanghai, PRC	Fulfill the obligations as a state-owned asset shareholder
Hongyan FU	Chair of the Board	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Chairman of SHSTVC
Xiaobo WANG	Director	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Director of SHSTVC
Xiaoying WU	Director	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Director of SHSTVC
Honghai XU	Director	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Director of SHSTVC
Hongzhi TAO	Director	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Director of SHSTVC
Min ZHU	Vice General Manager	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Employee of SHSTVC
Yun ZHU	Vice General Manager	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Employee of SHSTVC
Yi’nan XIANG	Vice General Manager	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Employee of SHSTVC

Related Persons of PDSTVC

Name	Position	Address	Principal Occupation
State-owned Assets Supervision and Administration Commission of Pudong District of Shanghai Municipal	Shareholder	Unit B, Room 1201, 289 Chunxiao Rd., China (Shanghai) Pilot Free Trade Zone	Fulfill the obligations as a state-owned asset shareholder
Shanghai Science and Technology Venture Capital (Group) Co., Ltd	Shareholder	Building 1, 475 E. Jin’an Rd., Pudong District, Shanghai, PRC	Equity investments and other investment services
Shanghai Municipal Finance Bureau	Shareholder	800 Zhaojiabang Rd., Huangpu District, Shanghai, PRC	Financial oversight
Hongyan FU	Executive Director	Floor 17, #118 Rongke Road, Pudong District, Shanghai, PRC	Participate in the operation and management of the PDSTVC

Exhibit Index

Exhibit

Exhibit
Number	Description

Exhibit 1	Coordination Agreement, dated May 29, 2023, by and between SHSTVC and PDSTVC*.

Exhibit 99.1	Joint Filing Agreement dated as of June 12, 2023 by and among the Reporting Persons.*

* Filed herewith.